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                                May 23, 2022

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, FL 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 6, 2022
                                                            File No. 024-11852

       Dear Mr. Ogorek:

              We have limited our review of your amended offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed May 6, 2022

       Signatures, page 32

   1. Please revise to clarify that the individuals listed are also signing as directors of your company.
       Exhibits

   2. We note your response to prior comment 5. Please file as an exhibit a revised legal opinion of counsel. We
note that the opinion still refers to five million shares instead of fifty million shares
referred to on the cover page of the offering circular.
 Paul Ogorek
PGD Eco Solutions, Inc.
May 23, 2022
Page 2
General

3. Please ensure that you clearly refer to the securities that you are offering. In this regard, we note the: (1) reference to "Per Share/unit" on the cover page of the offering statement;
      (2) references to "Units" and "each Unit consisting of one share of common stock" in the
      Form of Subscription Agreement filed as exhibit 4.1; and (3) references to shares of common stock in the opinion of counsel filed as exhibit 12.1.
       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any questions.



                                                             Sincerely,
FirstName LastNamePaul Ogorek
                                                             Division of
Corporation Finance
Comapany NamePGD Eco Solutions, Inc.
                                                             Office of
Manufacturing
May 23, 2022 Page 2
cc:       John Brannelly
FirstName LastName